EX.99-77K - Changes in Registrant's Certifying Accountant
On December 14, 2006, the Board of Trustees of the Trust, upon the recommendation of the Board's audit committee, determined not to retain Ernst & Young LLP and approved a change of the Funds' independent registered public accounting firm to PricewaterhouseCoopers LLP. For the years ended December 31, 2006 and December 31, 2005, Ernst & Young LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there were no disagreements between the Funds and Ernst & Young LLP on accounting principles or practices, financial statement disclosure or audit scope or procedures, which if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference to the disagreement in their reports.